Exhibit 12.1

COMPUTATION OF RATIO EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in thousands)

	For the Period
	from January 1, 2018 to	Year Ended December 31,
	June 30, 2018	2017	2016	2015	2014	2013

Income (Loss) from Continuting Operations Before Income Taxes	$32,112	$102,084	$127,195	$97,205	$169,013	$22,715
Fixed Charges	21,236	40,368	44,493	56,096	62,715	62,850
Amortization of Capitalized Interest	1	28	42	55	70	70
Capitalized Interest	—	—	—	—	(914)	(1,516)

Earnings	$53,349	$142,480	$171,730	$153,356	$230,884	$84,119

Fixed Charges:

Interest Expense	$20,151	$38,481	$41,735	$52,684	$58,278	$57,279
Portion of Rent Related to Interest	1,085	1,887	2,758	3,412	3,523	4,055
Capitalized Interest	—	—	—	—	914	1,516

Fixed Charges	21,236	40,368	44,493	56,096	62,715	62,850

Preferred Stock Dividends

Combined Fixed Charges and Preferred Stock Dividends	$21,236	$40,368	$44,493	$56,096	$62,715	$62,850

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.51	3.53	3.86	2.73	3.68	1.34

Deficiency of Earnings to Fixed Charges and Preferred Stock Dividends	$—	$—	$—	$—	$—	$—